[redacted]

09059038

AB
3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-53650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVINE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway

(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith Wernsing 212-344-5867

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser C.P.A.s, P.C.

(Name – if individual, state last, first, middle name)

60 Cutter Mill Road, Suite 310 Great Neck, NY 11021

(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10
3/20

OATH OR AFFIRMATION

I, Danielle Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divine Capital Markets LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lorraine Alejandro
Notary Public of New York
No. 01AL6149012
Commission Expires July 3, 2010

Signature

CEO

Title

Lorraine Alejandro

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVINE CAPITAL MARKETS, LLC
REPORT PURSUANT to RULE 17a-5
DECEMBER 31, 2008

TABLE of CONTENTS

Annual Audited Report Form X-17A-5 Part III

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

To the Member of
Divine Capital Markets, LLC

We have audited the accompanying statement of financial condition of Divine Capital Markets, LLC (the "Company" – a wholly owned subsidiary of Divine Holdings LLC) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Divine Capital Markets, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

ROSEN and GLASER C.P.A.s, P.C.

February 25, 2009
Great Neck, New York

DIVINE CAPITAL MARKETS, LLC
STATEMENT of FINANCIAL CONDITION
at DECEMBER 31, 2008

ASSETS		
Cash	$	563,541
Receivable from Clearing Broker		278,088
Accounts Receivables, net of allowance of $41,400		199,146
Commissions Receivable		194,663
Prepaid Expenses		97,855
Furniture and Equipment (Net of Accumulated Depreciation of $ 101,678)		20,494
Other Assets		24,742
TOTAL ASSETS	$	1,378,529

LIABILITIES and MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	502,170
Member's Equity		876,359
TOTAL LIABILITIES and MEMBER'S EQUITY	$	1,378,529

The accompanying notes are an integral part of these financial statements

DIVINE CAPITAL MARKETS, LLC
STATEMENT of INCOME
for the YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commission	$13,666,228
Fee Income	199,600
Other Income	26,710
Total Revenue	13,892,538
Expenses:	
Salaries and Employee Benefits	9,099,176
Execution and Clearing	1,950,216
Telephone and Quotation Services	283,901
Professional Fees	158,781
Rent	77,326
Meals and Entertainment	117,514
Travel	60,210
Regulatory	62,155
Office	18,427
Depreciation	20,310
Insurance	102,530
Other	106,858
Bad Debts	107,240
Interest	4,264
Contributions	2,050
Total Expenses	12,170,958
NET INCOME	$ 1,721,580

The accompanying notes are an integral part of these financial statements

DIVINE CAPITAL MARKETS, LLC
STATEMENT of CHANGES IN MEMBER'S EQUITY
for the YEAR ENDED DECEMBER 31, 2008

Member's Equity at January 1, 2008	$ 807,224
Member's Capital Withdrawals	(1,652,445)
Net Income	1,721,580
MEMBER'S EQUITY AT DECEMBER 31, 2008	$ 876,359

The accompanying notes are an integral part of these financial statements

DIVINE CAPITAL MARKETS, LLC
STATEMENT of CASH FLOWS
for the YEAR ENDED DECEMBER 31, 2008

NET INCOME	$1,721,580
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	20,310
Loss on Transfer of Furniture and Equipment	2,273
Increase / Decrease in Operating Assets and Liabilities:	
Receivable from Clearing Broker	152,804
Commissions Receivable	217,187
Securities Owned	1,156
Prepaid Expenses	(1,651)
Other Assets	(14,410)
Accounts Payable and Accrued Expenses	68,065
Net Cash Provided By Operating Activities	2,167,314
Cash Flows From Investing Activities:	
Transfer of Furniture and Equipment, Net	1,130
Purchase of Furniture and Equipment	(5,369)
Cash Used in Financing Activity - Member's Capital Withdrawals	(1,652,445)
Net Increase in Cash	510,630
Cash at Beginning of Year	52,911
CASH AT END OF YEAR	$ 563,541

Supplemental Disclosures of Cash flow Information:

Cash paid for: Interest $ 4,264

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION:

Divine Capital Markets, LLC (the "Company") is a limited liability company organized in New York State. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent research and trading strategies and corporate finance and consulting services. The Company is a 100% wholly owned subsidiary of Divine Holdings LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:
Furniture and equipment are being depreciated over their estimated useful lives (2 to 7 years) using the straight-line method.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fee Income:
Fee income is comprised of income earned from investment advisory services, private placements and research and is recognized when services are substantially completed.

Advertising:
Advertising and marketing costs are expensed as incurred. Advertising expense totaled $56,849.

Income Taxes:
No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax returns.

Cash and Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains its cash in bank accounts which, at times, may exceed insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

3. DUE FROM CLEARING BROKERS:

The majority of the clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2008, all of the securities owned and the amount due from the broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has the right to sell or repledge this collateral.

4. RECEIVABLE FROM CUSTOMERS:

The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable, which arise from institutional options execution, are presented net of an allowance for doubtful accounts of $41,100.

5. CONCENTRATIONS OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. COMMITMENTS and CONTINGENT LIABILITIES:

The Company subleases its office space for a term commencing January 24, 2004 and expiring March 30, 2011. Lease expense totaled $77,326 during 2008.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2009	$ 77,264
2010	79,196
2011	20,294
	$ 176,754

The Company is involved in certain investigations by Examining Authorities. One involves an SEC investigation into a trade that the origin of the stock is in question. This case is still in the very early stages and it is impossible to ascertain the effect, if any, on the financial statements. However, management of the Company, after consultation with outside legal counsel, believes that there will not be any material adverse effect on the Company's financial position.

The Company is also a defendant in an arbitration along with its clearing broker; the claimant is seeking recovery of the sales proceeds of a trade in excess of $1 million plus interest and attorney fees. This matter is also in its early stages and management of the Company, after consultation with outside counsel, believes that there is no merit to the case.

7. GUARANTEES:

Indemnifications:
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The Maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications (see Note 6).

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due to either a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees:

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

8. NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $419,782, which was $386,307 in excess of its required net capital of $33,475. The Company's net capital ratio was 1.2 to 1.

DIVINE CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 of the SECURITIES and EXCHANGE COMMISSION
as of DECEMBER 31, 2008

Member's Equity	$ 876,359
Deductions (Non-allowable assets):	
Prepaid Expenses	97,855
Furniture and Equipment	20,494
Other Assets	24,742
Receivables outstanding longer than 30 days	313,486
Total Deductions	456,577
Net Capital	419,782
Minimum Net Capital Requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness of $502,170	33,475
Excess Net Capital	386,307
Excess Net Capital at 1000%	369,565
Ratio of Aggregate Indebtedness to Net Capital	1.2 to 1
AGGREGATE INDEBTEDNESS	$ 502,170

Reconciliation with the Company's computation (included in Part II A of Form X-17 A-5 as of December 31, 2008):

Net Capital, as reported in Company's Part II A (unaudited) FOCUS report	$ 605,969
Additional Accruals, Net	(186,187)
NET CAPITAL PER ABOVE	$ 419,782

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Divine Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Divine Capital Markets, LLC (the "Company" – a wholly owned subsidiary of Divine Holdings LLC) as of and for the year ended for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Divine Capital Markets LLC as of and for the year ended December 31, 2008, and this report does not affect our report dated February 25, 2009. The Company violated the notice provisions of Rule 15c3-1e regarding the withdrawal of equity capital in any 30 calendar day period, exceeding 30 percent of the broker or dealer's excess net capital. Written notice must be given to the Securities and Exchange Commission in Washington, D.C., the regional office of the Commission for the region in which the broker or dealer has its principal place of business (NY), the broker or dealer's Examining Authority (FINRA) and the Commodity Future's Trading Commission if such broker or dealer is registered with that Commission.

Notice has now been given to FINRA. In addition an internal control procedure is now in place that any capital withdrawals, loans, etc. must be communicated to the chief compliance officer before they are paid.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROSEN and GLASER C.P.A.s, P.C.

February 25, 2009
Great Neck, New York

DIVINE CAPITAL MARKETS, LLC

REPORT PURSUANT to RULE 17a-5

DECEMBER 31, 2008

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS